Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months
	Ended
	September 30	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations	$306,617	$223,163	$246,590	$225,384	$236,563	$327,367
Income taxes	154,900	126,892	136,142	102,202	152,145	213,535
Fixed charges	165,335	214,430	214,803	225,041	219,178	211,958

Total earnings	$626,852	$564,485	$597,535	$552,627	$607,886	$752,860

Fixed Charges:
Interest expense	$143,985	$185,087	$183,527	$193,973	$187,039	$175,822
Estimated interest portion of annual rents	21,350	29,343	31,276	31,068	32,139	36,136

Total fixed charges	$165,335	$214,430	$214,803	$225,041	$219,178	$211,958

Ratio of Earnings to Fixed Charges (rounded down)	3.79	2.63	2.78	2.45	2.77	3.55